Exhibit 99

[LOGO] NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000

**Kadant Reports 2006 Fourth Quarter and Full-Year Results
and Gives Financial Guidance for 2007**

Announces Record Revenues for 2006

WESTFORD, MA, February 14, 2007 - Kadant Inc. (NYSE:KAI) reported that revenues from continuing operations grew 36 percent in the fourth quarter of 2006 to $85.9 million, compared with $63.1 million in the fourth quarter of 2005. The 2006 period included a 5 percent increase due to an additional month of revenue from Kadant Lamort to conform to the Company's fiscal year end, a 4 percent increase from foreign currency, and a 3 percent increase in revenues from Kadant Jining acquired in June 2006. Excluding these items, internal revenue growth was 24 percent in the fourth quarter of 2006. Operating income from continuing operations in the 2006 quarter increased 221 percent to $6.6 million, versus $2.1 million in 2005. Income from continuing operations (after-tax) was $4.1 million in the fourth quarter of 2006, or $.29 of diluted earnings per share (EPS), including $.03 from restructuring charges, versus $1.0 million, or $.07 of diluted EPS, a year ago. Including the discontinued operation, net income in 2006 was $3.8 million, or $.27 per diluted share, versus $0.4 million, or $.03 per diluted share, in 2005.

($ in millions)	Three Months Ended							
	Dec. 30, 2006		Dec. 31, 2005		Change		% Change	
Revenues, as reported	$	85.9	$	63.1	$	22.8		36%
Adjustment to revenues for the following:								
Additional month for Kadant Lamort to conform to fiscal year end		(2.8)		-		(2.8)		(5)
Favorable foreign currency effect		(2.5)		-		(2.5)		(4)
Kadant Jining acquisition		(2.1)		-		(2.1)		(3)
Revenues, as adjusted	$	78.5	$	63.1	$	15.4		24%

For full-year 2006, Kadant reported record revenues of $341.6 million from continuing operations, an increase of $97.9 million, or 40 percent, compared with $243.7 million in 2005. The 2006 revenues included a $40.4 million increase from Kadant Johnson acquired in May 2005, a $6.0 million increase from Kadant Jining, a $2.8 million increase for the additional month of revenue recognized at Kadant Lamort, and a $2.6 million increase from foreign currency. Operating income from continuing operations in 2006 increased 102 percent to $29.4 million from $14.6 million in 2005. Income from continuing operations (after-tax) was $18.3 million in 2006, or $1.30 of diluted EPS, including $.04 from restructuring charges, versus $9.9 million, or $.70 per diluted share, in 2005. Including the discontinued operation, net income in 2006 was $17.1 million, or $1.21 per diluted share, versus $6.9 million, or $.49 per diluted share, in 2005.

"Our fourth quarter results came in stronger than we expected and capped off one of our best years ever," said William A. Rainville, chairman and chief executive officer of Kadant. "Quarterly revenues grew in every product line in the papermaking segment—most notably our stock-preparation systems, where revenues were up 64 percent. Operating income and EBITDA more than doubled, and our cash flows from continuing operations of $8.6 million were the highest in over three years. We ended the year with a backlog of $72 million, up 32 percent over year end 2005. (EBITDA is a non-GAAP financial measure that excludes certain items detailed at the end of this press release under the heading "Use of Non-GAAP Financial Measures.")

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"Our success in 2006 was broadly based, with a particularly impressive contribution from Kadant Johnson, which benefited from high demand for its energy-efficient fluid-handling technologies as customers seek to reduce energy costs. In addition, record stock-preparation sales of $63 million in China—bolstered by our largest order ever, totaling $16 million—contributed to record revenues for the year. Our consolidated EBITDA was $37 million in 2006, up 73 percent over last year. We are especially pleased with the EBITDA performance in our papermaking systems segment, which generated $46 million for the year.

"Building on our success in 2006, we foresee another solid year in 2007. We anticipate that Kadant Johnson will continue to grow as customers in the paper industry and other industries focus on reducing energy costs. We are forecasting that demand for our products will remain very strong in China, which continues to add papermaking capacity. In addition, we have several programs in place to improve our operating margins in 2007, including shifting our manufacturing to low-cost regions, such as Mexico and China.

"We expect to report GAAP diluted EPS of $.22 to $.24 from continuing operations in the first quarter of 2007, on revenues of $77 to $79 million. For the full year, we expect to achieve GAAP diluted EPS of $1.50 to $1.60 from continuing operations (which includes an $.08 decline in profitability from our fiber-based products business) on revenues of $360 to $370 million."

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including earnings before interest, taxes, depreciation, and amortization (EBITDA) and revenues adjusted to exclude the impact from Kadant Lamort conforming to our fiscal year end, results from our acquisitions, and the effects of foreign currency translation. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operations and future prospects, consistent with how management measures and forecasts Kadant's performance, especially when comparing such results to previous periods or forecasts. We also believe this information is responsive to investors' requests and gives them an additional measure of Kadant's performance.

We use non-GAAP financial measures, in addition to GAAP financial measures, as the basis for measuring our underlying operating performance and comparing such performance to that of prior periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release and in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, February 15, 2007, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. You can also listen to the conference call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until March 15, 2007.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

	Three Months Ended		Twelve Months Ended	
Consolidated Statement of Income	Dec. 30, 2006	Dec. 31, 2005	Dec. 30, 2006	Dec. 31, 2005
Revenues	$ 85,869	$ 63,084	$ 341,613	$ 243,713
Costs and Operating Expenses:				
Cost of revenues	52,732	38,820	214,919	149,744
Selling, general, and administrative expenses	24,081	20,959	90,236	74,617
Research and development expenses	1,731	1,277	6,201	4,887
Restructuring and other costs (income), net	677	(40)	815	(118)
	79,221	61,016	312,171	229,130
Operating Income	6,648	2,068	29,442	14,583
Interest Income	378	317	1,121	1,505
Interest Expense	(849)	(813)	(3,328)	(2,114)
Income from Continuing Operations Before Provision for Income Taxes and Minority Interest Expense	6,177	1,572	27,235	13,974
Provision for Income Taxes (a)	2,011	549	8,688	3,925
Minority Interest Expense	71	26	266	184
Income from Continuing Operations	4,095	997	18,281	9,865
Loss from Discontinued Operation, Net of Tax	(260)	(580)	(1,184)	(2,988)
Net Income	$ 3,835	$ 417	$ 17,097	$ 6,877
Basic Earnings per Share				
Income from Continuing Operations (a)	$ .29	$ .07	$ 1.32	$ .71

Loss from Discontinued Operation		(.02)		(.04)		(.08)		(.21)
Net Income	$	.27	$	.03	$	1.24	$	.50
Diluted Earnings per Share								
Income from Continuing Operations (a)	$	.29	$	.07	$	1.30	$	.70
Loss from Discontinued Operation		(.02)		(.04)		(.09)		(.21)
Net Income	$	.27	$	.03	$	1.21	$	.49
Weighted Average Shares								
Basic		14,037		13,638		13,816		13,829
Diluted		14,277		13,857		14,097		14,104

	Three Months Ended		Twelve Months Ended	
Business Segment Information (b)	Dec. 30, 2006	Dec. 31, 2005	Dec. 30, 2006	Dec. 31, 2005
Revenues:				
Pulp and Papermaking Systems	$ 82,900	$ 59,637	$ 327,501	$ 232,615
Other	2,969	3,447	14,112	11,098
	$ 85,869	$ 63,084	$ 341,613	$ 243,713
Gross Profit Margin:				
Pulp and Papermaking Systems	39%	40%	37%	39%
Other	26%	20%	28%	28%
	39%	38%	37%	39%
Operating Income (c):				
Pulp and Papermaking Systems	$ 9,186	$ 3,421	$ 38,604	$ 19,584
Corporate and Other	(2,538)	(1,353)	(9,162)	(5,001)
	$ 6,648	$ 2,068	$ 29,442	$ 14,583
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$ 75,160	$ 71,358	$ 339,422	$ 240,900
Other	3,139	4,701	14,244	12,230
	$ 78,299	$ 76,059	$ 353,666	$ 253,130
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$ 1,265	$ 1,190	$ 3,579	$ 2,683
Corporate and Other	282	136	518	562
	$ 1,547	$ 1,326	$ 4,097	$ 3,245

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	Three Months Ended		Twelve Months Ended	
Cash Flow and Other Data from Continuing Operations	Dec. 30, 2006	Dec. 31, 2005	Dec. 30, 2006	Dec. 31, 2005
Cash Provided by Operations	$ 8,580	$ 7,913	$ 12,333	$ 19,063
Depreciation and Amortization Expense	2,144	2,064	7,758	6,931

			Dec. 30, 2006	Dec. 31, 2005
Balance Sheet Data				

Cash and Cash Equivalents				$	39,634	$	40,822		
Short- and Long-term Debt					53,982		55,500		
Shareholders' Investment					237,965		207,625		

	Three Months Ended				Twelve Months Ended			
EBITDA Data (b)	Dec. 30, 2006		Dec. 31, 2005		Dec. 30, 2006		Dec. 31, 2005	
Consolidated								
Operating Income	$	6,648	$	2,068	$	29,442	$	14,583
Depreciation and Amortization		2,144		2,064		7,758		6,931
EBITDA (d)	$	8,792	$	4,132	$	37,200	$	21,514
Pulp and Papermaking Systems								
Operating Income (c)	$	9,186	$	3,421	$	38,604	$	19,584
Depreciation and Amortization		2,007		1,841		7,171		6,227
EBITDA (d)	$	11,193	$	5,262	$	45,775	$	25,811
Corporate and Other								
Operating Loss (c)	$	(2,538)	$	(1,353)	$	(9,162)	$	(5,001)
Depreciation and Amortization		137		223		587		704
EBITDA	$	(2,401)	$	(1,130)	$	(8,575)	$	(4,297)

(a) Includes a tax benefit of $882, or $.06 per diluted share, in the twelve-month period ended December 31, 2005, received from our former parent company under a tax agreement.

(b) "Other" includes the results from the Fiber-based Products business and the Casting Products business.

(c) Information in the 2005 period has been reclassified to conform to the 2006 presentation.

(d) Includes $455 and $1,081 of costs associated with acquired profit in inventory in the three-month and twelve-month periods ended December 31, 2005, respectively, related to the sale of inventory that was revalued at the Kadant Johnson acquisition date. Also includes restructuring costs of $677 and $815 in the three- and twelve-month periods ended December 30, 2006, respectively, and other income of $40 and $118 in the three- and twelve-month periods ended December 31, 2005, respectively.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $342 million in 2006 and 2,000 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and growth opportunities and strategies. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended September 30, 2006. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales from China; international sales and operations; competition; our debt obligations; restrictions in our credit agreement; retention of liabilities and warranty claims associated with composite building products manufactured prior to the sale of the business; our ability to successfully integrate Kadant Jining; our acquisition strategy; our ability to realize the anticipated benefits from the restructuring of our French subsidiary; the impact of high natural gas prices on the manufacture of fiber-based products; availability of raw materials related to the manufacture of fiber-based products; protection of patents and proprietary rights; fluctuations in quarterly operating results; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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